NTL Communications Corp.                                            Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges


                                                                                      Year Ended December 31,
                                                  6 Months Ended    --------------------------------------------------------------
                                                  June 30, 2001         2000         1999          1998       1997         1996
                                                  --------------        ----         ----          ----       ----         ----
Fixed charges:
Interest                                             $    633.2     $    981.4     $  720.0     $  356.6     $  209.4     $  147.3
Amortization of debt expense                               20.7           33.8         18.0         10.2          7.8          8.9
Interest portion of rental expense                          8.4           15.4          9.2          9.8          6.0          5.0
                                                     ----------     ----------     --------     --------     --------     --------

Fixed charges                                             662.3        1,030.6        747.2        376.6        223.2        161.2
Preferred stock dividend requirement                     --             --             13.1         18.8         12.0       --
                                                     ----------     ----------     --------     --------     --------     --------

Combined fixed charges and
   preferred stock dividend requirement              $    662.3     $  1,030.6     $  760.3     $  395.4     $  235.2     $  161.2
                                                     ==========     ==========     ========     ========     ========     ========

Earnings:
(Loss) from operations                               $ (1,637.2)    $ (2,468.0)    $ (743.4)    $ (507.2)    $ (344.1)    $ (258.6)
Fixed charges                                             662.3        1,030.6        747.2        376.6        223.2        161.2
Less: Capitalized interest                                (40.6)         (95.1)       (41.8)       (27.8)        (6.8)       (10.3)
                                                     ----------     ----------     --------     --------     --------     --------
                                                     $ (1,015.5)    $ (1,532.5)    $  (38.0)    $ (158.4)    $ (127.7)    $ (107.7)
                                                     ==========     ==========     ========     ========     ========     ========

Ratio of Earnings to Fixed Charges (1)                   --             --           --           --           --           --

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The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.


(1) For the six months ended June 30, 2001 and for the years ended December
31, 2000, 1999, 1998, 1997 and 1996, the deficit of earnings to fixed charges was $1,677.8 million, $2,563.1 million $785.2 million, $535.0 million, $350.9 million, and $268.9 million, respectively. For the years ended December 31, 1999, 1998 and 1997, the deficit of earnings to combined fixed charges and preferred stock dividends was $798.3 million, $553.8 million and $362.9 million, respectively.